Exhibit 1

TOP IMAGE SYSTEMS LTD.

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2012

U.S. DOLLARS IN THOUSANDS

UNAUDITED

TOP IMAGE SYSTEMS LTD.

BALANCE SHEETS

U.S. dollars in thousands

	June 30,	December 31,
	2012	2011
	Unaudited	Audited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$4,021	$2,090
Restricted cash	174	20
Trade receivables (net of allowance for doubtful accounts of $ 84 and $146 at June 30, 2012 and December 31, 2011, respectively)	6,184	4,631
Other accounts receivable and prepaid expenses	731	637

Total current assets	11,110	7,378

LONG-TERM ASSETS:
Severance pay fund	1,372	1,299
Restricted cash	337	499
Long-term deposits and long-term assets	80	84
Property and equipment, net	433	485
Intangible assets, net	-	11
Goodwill	5,929	5,842

Total long-term assets	8,151	8,220

Total assets	$19,261	$15,598

The accompanying notes are an integral part of the interim financial statements.

TOP IMAGE SYSTEMS LTD.

BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	June 30,	December 31,
	2012	2011
	Unaudited	Audited
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:

Trade payables	$423	$351
Deferred revenues	3,329	2,084
Accrued expenses and other accounts payable	2,112	2,480

Total current liabilities	5,864	4,915

LONG-TERM LIABILITIES:
Accrued severance pay	1,624	1,543

Total long-term liabilities	1,624	1,543

COMMITMENTS, CONTINGENCIES AND CHARGES

SHAREHOLDERS' EQUITY :
Share capital -
Ordinary shares of NIS 0.04 par value -
Authorized: 125,000,000 shares at June 30, 2012 and December 31, 2011; Issued and outstanding: 11,486,265 and 10,873,558 shares at June 30, 2012 and December 31, 2011, respectively	128	121
Additional paid-in capital	35,674	34,118
Accumulated other comprehensive loss	(1,718)	(1,450)
Accumulated deficit	(22,311)	(23,649)

Total shareholders' equity	11,773	9,140

Total liabilities and shareholders' equity	$19,261	$15,598

The accompanying notes are an integral part of the interim financial statements.

August 8, 2012
Date of approval of the financial statements	Gili Shalita Chief Financial Officer	Ido Schechter Chief Executive Officer

TOP IMAGE SYSTEMS LTD.

STATEMENTS OF COMPREHENSIVE INCOME

U.S. dollars in thousands

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2012	2011	2012	2011	2011
	Unaudited				Audited

Revenues:
Products	$7,443	$7,359	$3,688	$3,154	$14,049
Services	8,265	6,861	4,336	3,908	14,624

Total revenues	15,708	14,220	8,024	7,062	28,673

Cost of revenues:
Products	512	755	283	246	1,670
Services	5,396	4,813	2,773	2,620	9,514

Total cost of revenues	5,908	5,568	3,056	2,866	11,184

Gross profit	9,800	8,652	4,968	4,196	17,489

Operating costs and expenses:
Research and development, net	1,337	981	649	490	1,976
Selling and marketing	4,240	3,477	2,163	1,748	7,748
General and administrative	2,884	2,213	1,260	991	4,383

Total operating costs and expenses	8,461	6,671	4,072	3,229	14,107

Operating income	1,339	1,981	896	967	3,382
Financial expenses , net	17	684	97	408	911
Other income, net	-	-	-	-	4

Income from continuing operations before taxes on income	1,322	1,297	799	559	2,475

Income tax expense (benefit)	(16)	3	(53)	2	125

Net income	$1,338	$1,294	$852	$557	$2,350

The accompanying notes are an integral part of the interim financial statements.

TOP IMAGE SYSTEMS LTD.

STATEMENTS OF COMPREHENSIVE INCOME

U.S. dollars in thousands (except per share amounts)

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2012	2011	2012	2011	2011
	Unaudited				Audited

Net earnings per share, (Note 4):

Basic	$0.12	$0.14	$0.07	$0.06	$0.23

Diluted	$0.11	$0.12	$0.07	$0.05	$0.21

Comprehensive income	$1,070	$1,804	$419	$704	$2,075

The accompanying notes are an integral part of the interim financial statements.

TOP IMAGE SYSTEMS LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share data)

				Accumulated
			Additional	Other
	Ordinary shares		paid-in	comprehensive	Accumulated	Comprehensive
	Number	Amount	capital	income (loss)	deficit	income	Total

Balance at January 1, 2011	9,400,638	$103	$31,363	$(1,175)	$(25,999)		$4,292

Exercise of stock options	47,920	1	61	-	-		62
Issuance of Ordinary shares and Warrants , net *)	1,425,000	17	2,480	-	-		2,497
Change in foreign currency translation adjustments, net **)	-	-	-	(275)	-	$(275)	(275)
Net income	-	-	-	-	2,350	2,350	2,350

Comprehensive income						$2,075
Stock-based compensation expenses from options granted to employees and non-employees	-	-	214	-	-		214

Balance at December 31, 2011	10,873,558	121	34,118	(1,450)	(23,649)		9,140

Exercise of stock options and Warrants	462,707	5	702	-	-		707
Issuance of Restricted shares (Note 3)	150,000	2	494	-	-		496
Change in foreign currency translation adjustments, net **)	-	-	-	(268)	-	$(268)	(268)
Net income	-	-	-	-	1,338	1,338	1,338

Comprehensive income						$1,070
Stock-based compensation expenses from options granted to employees and non-employees (Note 3)	-	-	360	-	-		360

Balance at June 30, 2012 (unaudited)	11,486,265	128	35,674	(1,718)	(22,311)		11,773

*)	Net of issuance expenses in the amount of $353.

**)	As of December 31, 2011, June 30, 2011 and June 30, 2012 includes only foreign currency translation adjustments balances.

The accompanying notes are an integral part of the consolidated financial statements.

TOP IMAGE SYSTEMS LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands

				Accumulated
			Additional	other
	Ordinary shares		paid-in	comprehensive	Accumulated	Comprehensive
	Number	Amount	capital	income (loss)	deficit	income	Total

Balance at January 1, 2011	9,400,638	$103	$31,363	$(1,175)	$(25,999)		$4,292

Issuance of Ordinary shares and Warrants	1,425,000	17	2,480	-	-		2,497
Change in foreign currency translation adjustments, net**)	-	-	-	510	-	$510	510
Net income	-	-	-	-	1,294	1,294	1,294

Comprehensive income						$1,804
Exercise of stock options	29,786	*) -	39	-	-		39

Balance at June 30, 2011 (unaudited)	10,855,424	$120	$33,882	$(665)	$(24,705)		$8,632

*)	Represent an amount lower than $ 1.

**)	As of December 31, 2011, June 30, 2011 and June 30, 2012 includes only foreign currency translation adjustments balances.

The accompanying notes are an integral part of the interim financial statements.

TOP IMAGE SYSTEMS LTD.

STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2012	2011	2012	2011	2011
	Unaudited				Audited

Cash flows from operating activities:
Net income	$1,338	$1,294	$852	$557	$2,350
Adjustments to reconcile net income to net cash provided by operating activities:
Stock-based compensation expenses related to employees and directors	168	-	84	-	214
Stock-based compensation expenses related to a consultant	688	-	212	-	-
Depreciation and amortization	119	126	55	58	253
Accrued severance pay, net	8	20	(27)	(1)	26
Change in accrued Interest pay	-	-	-	(5)	-
Erosion of non-dollar linked restricted cash and long term assets	5	(17)	1	(17)	(1)
Increase in trade receivables, net	(1,825)	(214)	(580)	(946)	(247)
Increase in fair value of convertible debentures	-	783	-	437	741
Decrease (increase) in other accounts receivable and prepaid expenses	(90)	(203)	206	67	(116)
Increase (decrease) in trade payables	74	(12)	(347)	(209)	38
Increase in deferred revenues	1,263	847	518	165	526
Increase (decrease) in accrued expenses and other accounts payable	(382)	1,040	(607)	1,118	585

Net cash provided by operating activities	1,366	3,664	367	1,224	4,369

The accompanying notes are an integral part of the interim financial statements.

TOP IMAGE SYSTEMS LTD.

STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2012	2011	2012	2011	2011
	Unaudited				Audited
Cash flows from investing activities:

Increase in restricted cash, net	(7)	(285)	-	(305)	(261)
Purchase of property and equipment	(64)	(157)	(25)	(75)	(250)
Increase in long-term deposits	-	(6)	-	(6)	(6)

Net cash used in investing activities	(71)	(448)	(25)	(386)	(517)

Cash flows from financing activities:

Proceeds from exercise of stock options	707	39	190	39	62
Proceeds from Issuance of Ordinary shares, net of issuance expenses	-	2,656	-	2,656	2,521
Payment for repurchase convertible debentures tender	-	-	-	-	(551)
Repurchase of convertible debenture	-	-	-	-	(3,569)
Repayment of convertible debentures	-	(925)	-	(925)	(1,945)

Net cash provided by (used in) financing activities	707	1,770	190	1,770	(3,482)

Effect of exchange rate on cash and cash equivalent balances	(71)	38	(121)	78	(43)

Increase in cash and cash equivalents	1,931	5,024	411	2,686	327
Cash and cash equivalents at the beginning of the period	2,090	1,763	3,610	4,101	1,763

Cash and cash equivalents at the end of the period	$4,021	$6,787	$4,021	$6,787	$2,090

Supplemental disclosure of cash flows activities:

Cash paid during the period for:

Tax	$55	$3	$32	$2	$66

Interest	$-	$3	$-	$3	$4

Non- cash activities:

Accrued ordinary shares issuance expenses	$-	$159	$-	$159	$24

The accompanying notes are an integral part of the interim financial statements.

TOP IMAGE SYSTEMS LTD.
NOTES TO INTERIM FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL

a.	Business and organization:

Top Image Systems Ltd. ("TIS" or "the Company") is engaged in the development and marketing of a variety of information recognition systems and technologies and automated document capture solutions for the efficient flow of information within and between organizations. The Company's software minimizes the need for manual data entry by automatically capturing, reading, understanding, identifying, processing, classifying and routing the information contained in documents, increasing data capture accuracy and the rate of information processing. The Company's shares are traded on The NASDAQ capital market in the United States and on the Tel-Aviv Stock Exchange ("TASE").

b.	The Company's main marketing and sales activities are conducted through its subsidiaries in the United States, the United Kingdom, Germany, Japan and Singapore.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

a.	Unaudited Interim Financial Information:

The accompanying consolidated balance sheet as of June 30, 2012, consolidated statements of income for the three and six months ended June 30, 2011 and 2012 and consolidated statements of cash flows for the six and three months ended June 30, 2011 and 2012 are unaudited. These unaudited interim consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles for interim financial information. In the opinion of management, the unaudited interim consolidated financial statements include all adjustments of a normal recurring nature necessary for a fair presentation of the Company's consolidated financial position as of June 30, 2012, our consolidated results of operations for the three and six and three months ended June 30, 2011 and 2012 and our consolidated cash flows for the six months ended June 30, 2011 and 2012.

The balance sheet at December 31, 2011 has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by U.S. generally accepted accounting principles for complete financial statements.

These interim unaudited consolidated financial statements should be read in conjunction with the audited consolidated financial statements and accompanying notes for the year ended December 31, 2011 included in the Company's Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission ("SEC") on March 28, 2012.

Results for the three and six months ended June 30, 2012 are not necessarily indicative of results that may be expected for the year ending December 31, 2012.

Unless otherwise noted, all references to "dollars" or "$" are to United States dollars and all references to "NIS" are to New Israeli Shekels.

TOP IMAGE SYSTEMS LTD.
NOTES TO INTERIM FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

b.	Use of estimates

The preparation of financial statements in conformity with United States generally accepted accounting principles requires our management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

c.	Principles of consolidation:

The Company's condensed consolidated financial statements include the accounts of the Company and its wholly and majority owned subsidiaries, referred to herein as the group. Inter-company transactions and balances, including profit from inter-company sales not yet realized outside the group, have been eliminated in consolidation.

d.	Basic and diluted net earnings per share:

Basic net earnings per share are computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted net earnings per share are computed based on the weighted average number of Ordinary shares outstanding during each year, plus the dilutive potential of Ordinary shares considered outstanding during the year.

Part of the outstanding stock options has been excluded from the calculation of the diluted net earnings per share because such securities are anti-dilutive for the three and six months ended June 30, 2011 and 2012 and for the year ended December 31, 2011. The weighted average number of shares related to the outstanding options excluded from the calculations of diluted net earnings per share are detailed in the table below:

Six months ended June 30,		Three months ended June 30,		Year ended December 31,
2012	2011	2012	2011	2011
Unaudited				Audited

411,000	-	411,000	-	246,662

TOP IMAGE SYSTEMS LTD.
NOTES TO INTERIM FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

e.	Convertible debentures:

The Company adopted ASC 825, "Financial Instruments" as of the beginning of 2008 and irrevocably elected to apply the fair value option to its convertible debentures. The primary reasons for electing the fair value option were simplification and cost-benefit considerations as well as expansion of use of fair value measurement consistent with the FASB's long-term measurement objectives for accounting for financial instruments. The fair value of the debentures is determined according to its quoted market price in TASE.

f.	Fair value of financial instruments:

The following methods and assumptions were used by the Company and its subsidiaries in estimating their fair value disclosures for financial instruments:

The carrying amounts of cash and cash equivalents, trade receivables and other accounts receivable, trade payables and other accounts payable approximate their fair value due to the short-term maturity of these instruments.

Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability.

A three-tier fair value hierarchy is established as a basis for considering such assumptions and for inputs used in valuation methodologies to measure fair value:

Level 1 -	Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 -	Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 -	Unobservable inputs which are supported by little or no market activity and significant to the overall fair value measurement.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The Company measures its convertible debt at fair value on a recurring basis. Convertible debt is classified within Level 1, since this liability is valued using quoted market price in an active market.

TOP IMAGE SYSTEMS LTD.
NOTES TO INTERIM FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

g.	Comprehensive income:

In June 2011, the FASB issued ASU 2011-05 “Presentation of Comprehensive Income” (ASU 2011-05). The amendments to Topic 220 (Comprehensive Income) eliminate the option of presenting the components of other comprehensive income as part of the statement of changes in stockholders' equity, require consecutive presentation of the statement of net income and other comprehensive income and require reclassification adjustments from other comprehensive income to net income to be shown on the financial statements. This amendment is effective for both annual and interim financial statements beginning after December 15, 2011. The Company chose to present the total of comprehensive income, components of other comprehensive income and net income in a single continuous financial statement of comprehensive income.

The adoption of the standard did not have a material effect on our Consolidated Results of Operations and Financial Condition.

NOTE 3:-	SHARES GRANTED TO CONSULTANTS

During the period ended June 30, 2012, the Company issued 150,000 of its ordinary shares to one of its consultant for services received during 2012. With respect to the service provided by the consultant, the Company recorded stock based compensation expenses in the amount of $688 and $212 for the six and three months ended June, 30, 2012, respectively. The shares are locked up for a period of nine months from the date they were issued.

Subsequent to June 30, 2012, in July 2012 the consultant is entitled to additional 100,000 ordinary shares.

TOP IMAGE SYSTEMS LTD.
NOTES TO INTERIM FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 4:-	BASIC AND DILUTED NET EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted net earnings per share:

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2012	2011	2012	2011	2011
	Unaudited				Audited

Numerator for basic net earnings per share - net income available to shareholders	$1,338	$1,294	$852	$557	$2,350

Net income used for the computation of diluted net earnings per share	$1,338	$1,297	$852	$555	$2,354

Weighted average Ordinary shares outstanding	11,206,194	9,542,851	11,436,162	9,685,064	10,207,111

Effect of dilutive securities:

Employees, directors and consultants stock options	988,009	107,166	886,751	214,333	206,030

Warrants	137,954	-	168,188	-	3,106

Convertible debentures	-	1,092,684	-	1,092,684	684,407

	1,125,963	1,199,850	1,054,939	1,307,017	893,543

Diluted weighted average Ordinary shares outstanding	12,332,157	10,742,701	12,491,101	10,992,081	11,100,654

Net earnings per share

Basic	$0.12	$0.14	$0.07	$0.06	$0.23

Diluted	$0.11	$0.12	$0.07	$0.05	$0.21